Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through our 45% subsidiary Plaza Centers N.V. ("PC); in certain circumstances and depending on market conditions, we operate and manage commercial centers prior to their sale; (ii) Hotel - hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Plots in India - plots designated for sale which were initially designated to residential projects

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders, press releases and investor webcasts. Forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe”, “expect,” “intend”, “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016, under the caption “Risk Factors”. Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2017 included elsewhere in this Current Report on Form 6-K and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form F-20 submitted to the SEC on November 13, 2017.

Six months ended June 30, 2017 compared to corresponding period in 2016

Consolidated income and revenues for the six months' period ended June 30, 2017 amounted to NIS 513 million ($147 million) compared to NIS 219 million in the corresponding period in 2016. Following is the analyses of our revenues:

(i)	Revenues from sale of commercial centers increased in the first half of 2017 to NIS 432 million ($124 million) compared to NIS 116 million in the corresponding period. Such amount in 2017 was attributable mainly to the sale of Suwalki Plaza commercial center in Poland, the sale of Belgrade Plaza commercial center in Servia and sale of plots in Bulgaria and Poland.. The revenues in 2016 are attributed mainly to the sale of Liberce Plaza commercial centers in Czech Republic and the sale of plots in Belgrade, Romania and Poland by PC.

(ii)	Revenues from hotel operations and management amounted to NIS 63 million ($18 million) in the first half of 2017 compared to NIS 67 million in the corresponding period. The decrease was mainly attributable to devaluation of the Israeli NIS against the Romanian LEI in approximately 10% offset by an increase in the revenue of the Radisson Blu Hotel in Bucharest Romania. The average occupancy rate in our hotels was approximately 79.9% in 2017 compared to 78% in 2016, and the average room rate was approximately €91.8 in 2017 compared to €93 and in 2016. Our Radison hotel in Bucharest, Romania consist approximately of 763 rooms in 2017 and 2016.

(iii)	Rental income from commercial centers amounted to NIS 18 million ($5 million) in the first half of 2017 compared to NIS 36 million in the corresponding period. The decrease was mainly as a result of selling the Liberece Plaza commercial center in March 2016, the sale to the bank of the Zgorzelec Plaza commercial center in September 2016 and the sale of Suwalki Plaza commercial center in February, 2017. The average occupancy rates in 2017 were 93.49% compared to 89%-98% in 2016. PC's business model in respect of its commercial centers is to develop, lease and then sell the properties to third parties. Therefore, the rental income from the commercial centers in the first half of 2017 and 2016 represented only the lease income from the commercial centers and may not be sustainable in the future once PC sells the commercial centers as part of its business cycle.

Expenses and losses (income):

Our expenses and losses in 2017 amounted to NIS 590 million ($169 million) compared to NIS 315 million in the corresponding period in 2016. Set forth below is an analysis of our expenses and losses:

(i)	Cost of hotel operations and management amounted to NIS 52 million ($15 million) in the first half year of 2017 compared to NIS 58 million in the corresponding period. The decrease was mainly attributable to devaluation of the Israeli NIS against the Romanian LEI in approximately 10%.

(ii)	Expenses of commercial centers amounted to NIS 436 million ($125 million) in the first half of 2017 compared to NIS 130 million in the corresponding period in 2016. The increase was mainly attributable to (i) increase in the amount on NIS 310 million in the cost of trading property sold. Off set in (ii) decrease in operational expenses of commercial centers in the amount of NIS 4 million mainly due to the sale Liberece Plaza and Zgorzelec Plaza commercial centers during 2016 and the Suwalki Plaza commercial center in 2017.

(iii)	General and administrative expenses increased to NIS 8 million ($2 million) in the first half of 2017 compared to NIS 5 million in the corresponding period in 2016. The increase was mainly attributable to cost related to additional cost incurred by the Company due to the delay in filling of the Company's annual financial statements and the replacement of accountants.

(iv)	Share in losses of associated net amounted to NIS 14 million ($4 million) in the first half of 2017 compared to NIS 21 million in the corresponding period. Such losses were mainly attributable to losses of Gamida which is an associate of the Company.

(v)	Financial expenses, net amounted to NIS 80 million ($23 million) in the first half of 2017 compared to NIS 84 million in the corresponding period in 2016. The decrease of NIS 4 million related mainly to the following:

•	A decrease in the amount of NIS 21 million ($6 million) in interest and CPI - linked borrowing expenses, net, attributable mainly due to cancellation of acceleration of discount amortization in PC's notes due to changes in the PC forecast cash flow. Off set by:

•	An increase in the amount of NIS 18 million ($5 million) in exchange rate differences mainly attributable to exchange rate differences between the Euro and NIS on PC’s notes, which are denominated in NIS and are measured in Euro..

(vi)	Write-down, charges and other expenses, net, amounted to income in the amount of NIS 0.5 million ($0.1 million) in the first half of 2017 compared to expenses in the amount of NIS 16 in the corresponding period in 2016. The amounts in the first half of 2016 include mainly provision in the amount of €2 million (NIS 9 million) as result of arbitration ruling against PC in indemnification claim and loss in the amount of NIS 8 due to termination of lease agreement regarding land plot near Tiberius, Israel.

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(vii)	As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 78 million ($22 million) in the first half of 2017 compared to NIS 96 million in the corresponding period in 2016.

Tax benefits amounted to NIS 2 million ($0.6million) in the first half of 2017 compared to income tax expenses in the amount of NIS 1 million in the corresponding period in 2016.

The above resulted in loss of NIS 75 million ($22 million) in the first half of 2017, of which NIS 59 million ($17 million) was attributable to our equity holders and loss in the amount of NIS 17 million ($5 million) was attributable to the non-controlling interest. The loss in the first half of 2016 amounted to NIS 97 million of which NIS 79 million was attributable to our equity holders and loss in the amount of NIS 17 million was attributable to the non-controlling interest.

(viii)	The following table provides supplemental information of our results of operations per segment, for the first half year ended June 30, 2017 (in NIS millions):

Segment	Hotels	Commercial Centers	Medical Industries	Residential	Other and Allocations*	Total

Revenues	63	432	40	-	(40)	495
Rental income from commercial centers	-	18	-	-	-	18
Costs and expenses	52	436	52	-	(52)	488
Financial expenses (income), net	9	4	-	-	-	13
Other expenses, net	-	-	-	1	(1)	-
Share in losses of associates, net	-	-	9	-	5	14
Segment profit (loss)	2	10	(21)	(1)	8	(2)
Unallocated general and administrative expenses						(8)
Unallocated financial expenses						(68)
Unallocated other income						1
Profit before income taxes						(77)
Income Tax						2
Profit from discontinued operation						(75)
Loss for the period						(75)

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